Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2016 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 25, 2016. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2016.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Successful delivery of one new eco LPG carrier in February 2016

•	Period on period increase of vessel calendar days by 16%.

•	Only 12 days of technical off hire excluding scheduled drydockings.

•	Operational utilization of 91.1% in Q1 2016.

•	61% of vessels on period charters for the remainder of 2016, with close to $185 million in contracted revenues.

•	Market leading position in the coastal LPG segment, with approximately 20% of market share.

•	Average fleet age of 9.3 years, with 75% of our fleet below 15 years of age.

•	Revenues in Q1 2016 of $36.5 million.

•	EBITDA in Q1 2016 of $14.0 million ($16.7 million in Q1 2015).

•	Cash on hand of $83.9 million with operating cashflow of $ 12.6 million.

•	Stock repurchase of 3.9 million shares for a total of $20.3 million, from the beginning of the program in December 2014 to date.

•	Fully funded orderbook, following the finalization of the financing terms for our last four newbuild deliveries due in 2017.

First quarter 2016 Results:

•	Revenues for the three months ended March 31, 2016 amounted to $36.5 million, an increase of $0.8 million, or 2.2%, compared to revenues of $35.7 million for the three months ended March 31, 2015, primarily due to the net addition of 7 vessels which increased the number of operating vessels to 55 as of the end of March 2016.

•	Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2016 were $4.0 million and $14.5 million, respectively, compared to $4.3 million and $11.7 million, respectively, for the three months ended March 31, 2015. The $0.3 million decrease in voyage expenses was primarily due to the decrease in bunker costs as the average price of oil in the first quarter of 2016 was 30% lower than the average price of oil during the same period of last year. The decline in bunker costs led to an overall decline in voyage expenses in spite of the higher number of spot market days in the first quarter of 2016 compared to the first quarter of 2015.The 23.9% increase in operating expenses compared to the same period of 2015, is due to a net fleet expansion of seven vessels, and two vessels coming off bareboat, resulting in increased time charter and spot activity by 587 days.

•	Drydocking costs for the three months ended March 31, 2016 and 2015 were $0.7 million and nil, respectively. The cost for the first quarter of 2016 corresponds to the drydocking of three vessels. Overall, for the remainder of 2016 the Company has scheduled dry dockings for seven more vessels.

•	Depreciation for the three months ended March 31, 2016, was $9.6 million, a $1.2 million increase from $8.4 million for the same period of last year. This increase was due to the net addition of seven vessels.

•	Included in the first quarter 2016 results are net losses from interest rate derivative instruments of $0.2 million. Interest paid on interest rate swap arrangements amounted to $0.5 million and net gains from change in fair value of the interest rate derivative instruments amounted to $0.3 million.

•	As a result of the above, the Company reported net income for the three months ended March 31, 2016 of $0.6 million, compared to net income of $5.8 million for the three months ended March 31, 2015. The weighted average number of shares for the three months ended March 31, 2016 decreased to 40.0 million compared to 42.0 million for the same period of last year, mainly due to the repurchase of 3.0 million shares from the beginning of 2015 to March 31, 2016. Earnings per share, basic and diluted, for the three months ended March 31, 2016 amounted to $0.02 compared to $0.14 for the same period of last year.

•	Adjusted net income was $0.12 million or $0.00 per share for the three months ended March 31, 2016 compared to $5.8 million or $0.14 per share for the same period of last year.

•	EBITDA for the three months ended March 31, 2016 amounted to $14.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 52.8 vessels were owned by the Company during the three months ended March 31, 2016, compared to 45.9 vessels for the same period of 2015.

•	As of March 31, 2016, cash and cash equivalents amounted to $83.9 million and total debt amounted to $419.7 million. During the three months ended March 31, 2016 debt repayments amounted to $18.0 million.

Share Repurchase Program

Since December 1, 2014 to date, the Company has repurchased a total of 3,872,232 shares at an average price of $5.24 per share for a total consideration of $20.3 million, under its $30.0 million buyback program.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A six month time charter extension for its 5,000 cbm, 2015 built, LPG carrier, Eco Enigma, to an international trading house until December 2016.

•	A six month time charter extension for its 5,000 cbm, 2006 built, LPG carrier, Gas Ethereal, to an international trading house until September 2016.

•	A two month time charter for its 3,500 cbm, 1991 built, LPG carrier, Gas Ice, to an international trading house until June 2016.

•	A two month time charter for its 5,000 cbm, 2003 built, LPG carrier, Gas Prodigy, to an international trading house until June 2016.

With these charters the Company has contracted revenues of about $185 million. Total anticipated voyage days of our fleet are 61% covered for the remainder of 2016 and 32% covered for 2017.

Board Chairman Michael Jolliffe Commented

Revenue generation and fleet utilization in the first quarter of 2016 was lower than expected due to mild weather conditions, volatility of oil prices, weak freight rates and the slowing down of demolition in the coastal LPG segment. In addition to this we had two vessels coming off bareboat- one in the fourth quarter of 2015 and one in the first quarter of 2016- thus adding to our operating cost base. We believe that our Company’s performance was commendable as we are currently operating in a very weak environment.

Our contracted revenues have remained at steady levels- close to $185 million, we had only 12 days of technical off hire- excluding three scheduled drydockings that took place this quarter- while our leverage is maintained at low levels close to 40%. In terms of our investment plan we were happy to announce the financing of our total orderbook including our last four newbuildings to be delivered in 2017.

Conference Call details:

On May 25, 2016 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 00 1877 280 2296 (US Toll Free Dial In) or 0800 279 4977 (UK Toll Free Dial In) Access Code: 4434750.

In case of any problems with the above numbers, please dial +1646 254 3363 (US Toll Dial In), +44(0)20 3427 1916 (Standard International Dial In).

Access Code: 4434750

A telephonic replay of the conference call will be available until May 31st, 2016 by dialing +1 347 366 9565 (US Local Dial In), +44 (0)20 3427 0598 (UK Local Dial In).

Access Code: 4434750.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 49 LPG carriers, excluding the two chartered in vessels, with a total capacity of 239,187 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 5 LPG carriers with expected deliveries ranging from the remaining of 2016 to 2017. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be comprised of 54 owned LPG carriers with a total capacity of 334,387 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the first quarters ended March 31, 2015 and March 31, 2016.

FLEET DATA	Q1 2015	Q1 2016
Average number of vessels (1)	45.9	52.8
Period end number of owned vessels in fleet	46	53
Total calendar days for fleet (2)	4,312	4,991
Total voyage days for fleet (3)	4,301	4,938
Fleet utilization (4)	99.7%	98.9%
Total charter days for fleet (5)	3,603	3,826
Total spot market days for fleet (6)	698	1,112
Fleet operational utilization (7)	95.6%	91.1%

1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net income represents Net Income before loss on derivatives excluding swap interest paid, share based compensation and gain on sale of vessel. EBITDA represents net income before interest and finance costs including swap interest paid, interest income and other income, depreciation and amortization. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding swap interest paid, and gain on sale of vessel. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Three Month Periods Ended March 31st,
	2015	2016
Net Income—Adjusted Net Income
Net income	5,831,920	635,847
Loss on derivatives	59,691	218,228
Less swap interest paid	(409,246)	(533,855)
Gain on sale of vessel, net	—	(293,791)
Share based compensation	305,335	90,726
Adjusted Net Income	5,787,700	117,155

Net income – EBITDA
Net income	5,831,920	635,847
Plus interest and finance costs incl. swap interest paid	2,623,240	3,889,835
Less interest income and other income	(126,236)	(122,740)
Plus depreciation	8,370,572	9,639,380
EBITDA	16,699,496	14,042,322

Net income - Adjusted EBITDA
Net income	5,831,920	635,847
Loss on derivatives	59,691	218,228
Gain on sale of vessel, net	—	(293,791)
Share based compensation	305,335	90,726
Plus interest and finance costs	2,213,994	3,355,980
Less interest income and other income	(126,236)	(122,740)
Plus depreciation	8,370,572	9,639,380
Adjusted EBITDA	16,655,276	13,523,630

EPS - Adjusted EPS
Net income	5,831,920	635,847
Adjusted net income	5,787,700	117,155
Weighted average number of shares	42,037,738	40,035,431
EPS - Basic and Diluted	0.14	0.02
Adjusted EPS	0.14	0.00

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except number of shares)

	Three Month Periods Ended March 31,
	2015	2016
Revenues
Revenues	33,242,168	34,024,532
Revenues - related party	2,433,750	2,449,550

Total revenues	35,675,918	36,474,082

Expenses
Voyage expenses	3,821,073	3,516,295
Voyage expenses - related party	432,331	459,729
Charter hire expenses	1,031,908	1,031,374
Vessels’ operating expenses	10,676,563	13,521,379
Vessels’ operating expenses - related party	1,024,564	1,025,372
Drydocking costs	—	677,189
Management fees - related party	1,510,280	1,792,725
General and administrative expenses	923,828	753,796
Depreciation	8,370,572	9,639,380
Net gain on sale of vessel	—	(293,791)

Total expenses	27,791,119	32,123,448

Income from operations	7,884,799	4,350,634

Other (expenses)/income
Interest and finance costs	(2,213,994)	(3,355,980)
Loss on derivatives	(59,691)	(218,228)
Interest income and other income	126,236	122,740
Foreign exchange gain/(loss)	94,570	(263,319)

Other expenses, net	(2,052,879)	(3,714,787)

Net income	5,831,920	635,847

Earnings per share
- Basic and diluted	0.14	0.02

Weighted average number of shares
-Basic and diluted	42,037,738	40,035,431

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	100,062,957	83,911,419
Receivables from related party	112,895	112,895
Trade and other receivables	4,743,869	4,933,082
Inventories	2,916,254	2,698,183
Advances and prepayments	1,249,402	1,336,786
Restricted cash	13,455,766	14,834,626
Vessel held for sale	831,226	—

Total current assets	123,372,369	107,826,991

Non current assets
Advances for vessels under construction and acquisitions	44,031,882	47,486,174
Vessels, net	864,689,888	875,706,954
Other receivables from related party	115,599	115,599
Restricted cash	5,146,877	5,169,279
Deferred finance charges	390,000	195,000
Fair value of derivatives	127,555	—

Total non current assets	914,501,801	928,673,006

Total assets	1,037,874,170	1,036,499,997

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	9,188,852	10,699,981
Trade accounts payable	8,328,878	10,322,923
Accrued liabilities	5,602,939	5,196,848
Deferred income	4,954,193	4,720,120
Deferred income - related party	413,157	413,157
Fair value of derivatives	297,656	—
Current portion of long-term debt	74,928,451	66,259,165

Total current liabilities	103,714,126	97,612,194

Non current liabilities
Fair value of derivatives	681,197	1,668,983
Customer deposits	2,556,700	2,556,700
Deferred gain on sale and leaseback of vessels	580,701	532,075
Deferred income	56,183	27,052
Long-term debt	347,234,103	353,447,788

Total non current liabilities	351,108,884	358,232,598

Total liabilities	454,823,010	455,844,792

Commitments and contingencies
Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(20,486,872)	(22,476,088)
Additional paid-in capital	501,002,146	501,092,872
Retained earnings	102,486,324	103,122,171
Accumulated other comprehensive loss	(393,288)	(1,526,600)

Total stockholders’ equity	583,051,160	580,655,205

Total liabilities and stockholders’ equity	1,037,874,170	1,036,499,997

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three Month Periods Ended March 31,
	2015	2016
Cash flows from operating activities
Net income for the period	5,831,920	635,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,370,572	9,639,380
Amortization of deferred finance charges	145,076	177,283
Amortization of deferred gain on sale and leaseback of vessels	(48,091)	(48,626)
Unrealized exchange differences	(23,959)	—
Share based compensation	305,335	90,726
Change in fair value of derivatives	(349,555)	(315,627)
Gain on sale of vessel	—	(293,791)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(885,666)	(189,213)
Claims receivable	(583,643)	—
Inventories	187,545	228,689
Advances and prepayments	23,905	(87,384)
Increase/(decrease) in
Balances with related parties	(514,504)	1,511,129
Trade accounts payable	473,247	1,901,521
Accrued liabilities	353,582	(406,091)
Deferred income	119,145	(263,204)

Net cash provided by operating activities	13,404,909	12,580,639

Cash flows from investing activities
Insurance proceeds	489,604	—
Vessels’ acquisitions and advances for vessels under construction	(7,829,757)	(24,046,111)
Proceeds from sale of vessels, net	1,058,843	1,114,399
Decrease in restricted cash account	368,138	429,686
Increase in restricted cash account	(2,370,436)	(1,830,948)

Net cash used in investing activities	(8,283,608)	(24,332,974)

Cash flows from financing activities
Stock repurchase	(6,089,747)	(1,961,319)
Customer deposits received	1,820,700	—
Loan repayments	(23,395,573)	(18,037,884)
Proceeds from long-term debt	20,925,000	15,600,000

Net cash used in financing activities	(6,739,620)	(4,399,203)

Effect of exchange rate changes on cash	23,959	—

Net decrease in cash and cash equivalents	(1,594,360)	(16,151,538)
Cash and cash equivalents at beginning of year	129,114,803	100,062,957

Cash and cash equivalents at end of period	127,520,443	83,911,419